INVESTMENT COMPANY BLANKET BOND
NATIONAL UNION FIRE INSURANCE COMPANY
OF PITTSBURGH, PA
(A stock Insurance Company, herein Called the Underwriter)

DECLARATIONS

Item1. Name of Insured Foresight Funds, Inc.

BOND NUMBER
6214286

Principal Addr ess 1634 Pebble Chase Dr.
Kat y, TX 77450

(Herein Called the Insured)

Item 2. Bond Period from 12:01 a.m. on 12/31/2011 to 12:01 a.m. on 12/31/2012

The effective date of the termination or cancellation of this bond, standard time at the Principal Address as to each of the said dates.

Item 3. Limits of Liability –
Subj ect to Section 9, 10, and 12 hereof:

Limit of Liabilit y DeductibleAmount

Insuring Agreement A – FIDELITY $75,000 $0		
Insuring Agreement B – AUDIT EXPENSE	Not Covered	Not Covered
Insuring Agreement C – ON PREMISES	Not Covered	Not Covered
Insuring Agreement D – IN TRANSIT	Not Covered	Not Covered
Insuring Agreement E – FORGERY OR ALTERATION	Not Covered	Not Covered
Insuring Agreement F – SECURITIES	Not Covered	Not Covered
Insuring Agreement G – COUNTERFEIT CURRENCY	Not Covered	Not Covered
Insuring Agreement H – STOP PAYMENT	Not Covered	Not Covered
Insuring Agreement I – UNCOLLECTIBLE ITEMS OF DEPOSIT	Not Covered	Not Covered

OPTIONAL COVERAGES ADDED BY RIDER:

Insuring Agreement J – COMPUTER SYSTEMS	Not Covered	Not Covered
Insuring Agreement K – UNAUTHORIZED SIGNATURES	Not Covered	Not Covered
Insuring Agreement L – AUTOMATED PHONE SYSTEMS	Not Covered	Not Covered
Insuring Agreement M – TELEFASCIMILE	Not Covered	Not Covered

If NOT COVERED is inserted above opposite any specified Insuring Agreement or Coverage, such Insuring Agreement or Coverage and any other reference thereto in the bond shall be deemed to be deleted there from.

Item 4. Office or Premises Covered – Offices acquired or established subsequent to the effective date of this bond are covered according to the terms of General Agreement A. All other Insured's o ffices or premises in existence at the time this bond becomes effective are covered under this bond except the offices or premises located as follows:

No Exceptions

Item 5. The Liability of the Underwriter is subject to the terms of the following riders attached hereto:

103012 (10/09), 103011 (10/09), 91222 (12/09), SR5538, 41206 (9/84), 89644 (7/5)

Item 6. The Insured by the acceptance of this bond gives notice to the Underwriter terminating or cancelling prior bond(s) or policy(ies) No.(s) N/A such termination or cancellation to be effective as of the time of this bond becomes effective.

Item 7. Premium Amount: $264
FHFC – Florida Hurricane Fund:
Total Premium: $264

Issue Date: 01/27/2012